UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 1-15325

SUNCOM WIRELESS HOLDINGS, INC.

(Exact name of the registrants as specified in their charters)

1100 Cassatt Road

Berwyn, Pennsylvania 19312

(610) 651-5900

(Address, including zip code, and telephone number, including area code, of the registrants’ principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or

15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)(i)	☒	Rule l2h-3(b)(l)(i)	☒
Rule l2g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule l5d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, SunCom Wireless Holdings, Inc. has caused this notice to be signed on its behalf by the undersigned duly authorized persons.

Date: March 7, 2008	SunCom Wireless Holdings, Inc. By: /s/ Eric Haskell Eric Haskell Executive Vice President and Chief Financial Officer